SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 6000 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX AMERICA • ASIA PACIFIC • EUROPE

June 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners, L.P.
Registration Statement on Form S-4.

Ladies and Gentlemen:

On June 15, 2018, Cheniere Energy Partners, L.P. (the “Issuer”) filed a Registration Statement on Form S-4 (the “Registration Statement”) in accordance with the Securities Act of 1933, as amended.

The securities covered by the Registration Statement will be issued in an exchange offer to be conducted by the Issuer. Attached is a letter from the Issuer indicating its reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).

Please address any comments or questions regarding this filing to George J. Vlahakos (713-495-4522) at Sidley Austin LLP.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

Enclosure

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Cheniere Energy Partners, L.P.

700 Milam Street, Suite 1900

Houston, Texas 77002

June 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners, L.P. Exchange Offer.

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) being made by Cheniere Energy Partners, L.P. (the “Issuer”) to issue registered 5.250% Senior Notes due 2025 (the “New Notes”) in exchange for its outstanding 5.250% Senior Notes due 2025 (the “Old Notes”), pursuant to the applicable prospectus contained in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2018 and the related letter of transmittal, this letter confirms the following:

(1) The Issuer is registering the Exchange Offer in reliance upon the position of the Staff of the SEC set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”).

(2) The Issuer has not entered into any arrangement or understanding with any person to distribute any of the New Notes to be issued pursuant to the Exchange Offer in exchange for Old Notes, and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring New Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of any New Notes to be received in the Exchange Offer, is not an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and did not purchase any Old Notes to be exchanged for New Notes directly from the Issuer to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act. In addition, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of any New Notes. In this regard, the Issuer will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of any New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must be identified as an underwriter in the prospectus and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction, unless an exemption from registration is otherwise available. The Issuer acknowledges that such a secondary resale for the purpose of distributing New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3) A broker-dealer may participate in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, provided that the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute New Notes, and the Issuer (i) will make each person participating in the Exchange Offer aware (through the Prospectus for the Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes, pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of the New Notes and (ii) will include in the transmittal letter or similar documentation to

Securities and Exchange Commission

June 25, 2018

be executed by an exchange offeree in order to participate in the Exchange Offer a provision stating that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

(4) The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer will include a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of New Notes issued in the Exchange Offer.

Sincerely, CHENIERE ENERGY PARTNERS, L.P.

By:	Cheniere Energy Partners GP, LLC, its general partner

By:	/s/ Michael J. Wortley
Name:	Michael J. Wortley
Title:	Executive Vice President and Chief Financial Officer